United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs voluntary adoption of the ISSB international standard

Rio de Janeiro, May 29, 2024 – Vale S.A. (“Vale” or “Company”) is voluntarily adopting the international standard issued by the International Sustainability Standards Board (“ISSB”) for preparing and reporting financial information related to sustainability. As a result, Vale expects to disclose its first report under the ISSB international standard in 2025, after the end of the current fiscal year, which started on January 1, 2024.

The ISSB international standard

The ISSB formation was announced by the IFRS Foundation in 2021 during COP 26, with the aim of developing global standards for disclosing financial information related to sustainability and climate change in a consistent and comparable manner. As part of this movement, the Integrated Reporting and the Sustainability Accounting Standards Board (“SASB”) were consolidated by the IFRS Foundation.

In June 2023, the ISSB released its first two standards, IFRS S1 – setting out overall requirements for disclosure of financial information related to sustainability, and IFRS S2 - with disclosures related to climate change, requirements that are consistent with the main demands of the Task Force on Climate Related Financial Disclosures (“TCFD”).

Since the 2020 fiscal year, Vale has reported its Integrated Report, prepared in compliance with the Global Reporting Initiative standards (“GRI”), together with the TCFD recommendations and the SASB standards.

Vale's voluntary adoption

In line with CVM Resolution nº 193/23, Vale's voluntary adoption brings forward by two (2) years the Brazilian regulator's requirement for publicly traded companies. By early adopting the ISSB, Vale reinforces its commitment to transparent disclosure of its information, especially that related to climate change and sustainability.

The ISSB adoption process is being led by the company's management, with the Board of Directors’ oversight, through the Audit and Risks Committee and the Sustainability Committee. In the first report to be released in 2025, Vale will adopt the standards currently available (IFRS S1 and IFRS S2).

The ISSB early adoption is only possible because of the evolution of Vale's sustainability-related disclosures and financial statements, achieved in recent years. It is an important step towards ensuring even greater transparency regarding the company's performance before investors and society.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: May 29, 2024		Director of Investor Relations